FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 5, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

This press release may not be published or distributed in or sent to the United States of America, Canada and Japan.

Telecom Italia International N.V. sells 65million shares in Telekom Austria AG

Vienna, November 5, 2002 — Telecom Italia International N.V. sold 65million shares in Telekom Austria AG (VSE: TKA, NYSE: TKA) in a private placement to institutional investors in the United States of America (qualified institutional buyers) as well as to professional investors in Austria and outside the United States under Regulation S of the U.S. Securities Act of 1933 for EUR 7.45 per share.

J.P. Morgan Securities Ltd. and Merrill Lynch International acted as Joint Bookrunners and Joint Lead Managers, and together with Lehman Brothers as Joint Global Coordinators.

The underwriters may purchase up to an additional 10million shares within 30 days from the date of pricing to cover over-allotments.

Today, application will be made to list 325million no-par value bearer shares of Telekom Austria AG on the official market of the Vienna Stock Exchange. The first trading of the shares is expected on November 6, 2002.

Contact:

Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20917
E-mail: hans.fruhmann@telekom.at

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of the Company have not been and will not be sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. In Austria, the ordinary shares of the Company have been offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.
Stabilisation/FSA

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 1, 2002